LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com / investor@lmsmedical.com

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For Immediate Release

          LMS APPOINTS MS. CATHERINE ROMMAL TO RISK AND PATIENT SAFETY
                                 ADVISORY BOARD

         MONTREAL, QUEBEC, OCTOBER 11, 2005 - LMS MEDICAL SYSTEMS (AMEX:LMZ;
         TSX:LMZ), a healthcare technology company and developer of the CALM(TM)
         system (Computer Assisted Labor Management), announced today the appointment of Ms. Catherine Rommal, RNC, CPHRM, FASHRM, to the LMS
         Risk and Patient Safety Advisory Board.

         In 2002, Ms. Rommal was awarded the Greatest Contributions to the Field of Healthcare Risk Management for Lifetime Achievement Award from the
         Southern California Association for Healthcare Risk Management
         (SCAHRM). She is a consultant and principal of Perinatal Risk
         Consulting. Her nursing career extended over various positions in perinatal care at Long Beach Memorial Medical Center in Long Beach,
         California. Subsequently, she assumed responsibility for risk management education and product development for Farmers Insurance
         Group's Healthcare Professional Liability Division. She has served on the editorial boards of OB/GYN Malpractice Prevention Newsletter and the Journal of Perinatology. She served on the ACOG/AWHON task force that developed the original Nursing Practice Competencies and
         Educational Guidelines for Antepartum and Intrapartum Fetal Heart
         Monitoring. She has published and lectured extensively on electronic fetal monitoring and risk management issues in perinatal care. She is currently President of SCAHRM.

         LMS risk management tools are based on probabilistic models and designed to provide clinicians with an objective real-time bedside means to more clearly and accurately assess clinical conditions, improve situational awareness and reduce risk in three (3) primary areas. CALM Curve provides analysis of labor progression to help clinicians determine whether or not caesarean section is appropriate for women demonstrating symptoms of slow labour. CALM Patterns contains specialized algorithms and neural networks that detect and measure patterns in fetal heart rate recordings. These events are interpreted using rule-based systems to consistently and better identify the fetus at risk for brain injury from oxygen deprivation. CALM ANNi will use probabilistic models to achieve this objective. CALM Shoulder Screen algorithms estimate the risk of severe shoulder dystocia based mainly on maternal and fetal characteristics.

         "There are several challenges to be met in obstetrics today: clinical, cultural, situational, and legal. In the course of her career, Ms.
         Rommal has had the opportunity to experience these issues real time and to develop a deep understanding of how OB solutions must be designed in order to provide effective responses," said Dr. Emily Hamilton, Vice
         President of Medical Research at LMS. "We look forward to her insight and guidance in bringing LMS solutions to the specialty."

         ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The
         LMS Computer Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

         This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes,"
         "anticipates," "plans," "intends," "will," "should," "expects,"
         "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.